UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ALLSCRIPTS—MISYS HEALTHCARE SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
01988P108
(CUSIP Number)
Thomas E. Kilroy, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL
United Kingdom
44 (0)20 3320 5000

A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
United States of America
(212) 610-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		79,811,511

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

79,811,511

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,811,511

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PATRIOT US HOLDINGS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		61,308,295

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

61,308,295

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,308,295

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PATRIOT LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,503,216

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

18,503,216

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,503,216

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTORY STATEMENT
     This Amendment No. 2 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed on February 11, 2009 (the “First Amendment”), relating to the common stock, par value $0.01, of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”). Items 1 through 6 of the Original Filing and First Amendment are hereby amended and restated in their entirety by this Amendment.
ITEM 1. SECURITY AND COMPANY
     The class of equity securities to which this Amendment relates is the common stock issued by the Company, which has its principal executive offices at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654.
ITEM 2. IDENTITY AND BACKGROUND
     Reporting Person: Misys plc (“Misys”)
     The place of organization of Misys is the United Kingdom. The principal business of Misys is providing software to clients in the international banking and healthcare industries. The principal office of Misys is One Kingdom Street, Paddington, London W2 6BL, UK.
     During the last five years, Misys has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Misys Patriot US Holdings LLC (“MPUSH”)
     The place of organization of MPUSH is Delaware. MPUSH is a limited liability company that holds a portion of Misys’ interest in the Company. The registered address of MPUSH is 103 Foulk Road, Suite 202, Wilmington, DE 19803. MPUSH is indirectly wholly owned by Misys.
     Since its formation on September 25, 2008, MPUSH has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Misys Patriot Ltd. (“MPL”)
     The place of organization of MPL is the United Kingdom. MPL is a limited company incorporated in England and Wales that holds a portion of Misys’ interest in the Company. The registered office of MPL is One Kingdom Street, Paddington, London W2 6BL, UK. MPL is indirectly wholly owned by Misys.
     Since its formation on July 9, 2008, MPL has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Misys, MPUSH, and MPL (each individually, and together collectively the “Misys Reporting Persons”) have entered into a Joint Filing Agreement, dated as of October 20, 2008, a copy of which is attached as Exhibit 99.1 to the Original Filing, and incorporated by reference herein.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On October 10, 2008, pursuant to the Agreement and Plan of Merger, dated as of March 17, 2008 (the “Merger Agreement”), between Misys, Misys Healthcare Systems, LLC (“MHS”), Allscripts Healthcare Solutions, Inc. (“Allscripts”) and Patriot Merger Company, LLC, Misys Holdings, Inc. (“MHI”) acquired 64,028,875 shares (the “MPUSH Shares”) of common stock, par value $0.01 of the Company, in exchange for the contribution of all of the limited liability company interests of MHS. On October 10, 2008, MHI made a capital contribution to MPUSH of all of the MPUSH Shares.

     On October 10, 2008, pursuant to the Merger Agreement, MPL acquired 18,857,142 shares of common stock (the “MPL Shares”, and together with the MPUSH Shares, the “Shares”), par value $0.01, of the Company. To fund the acquisition of the Shares for an aggregate purchase price of $330,000,000, Misys used proceeds from a private placement of its ordinary shares to a subsidiary of Value Act Capital Master Fund, L.P. (“Value Act Capital”), Misys’ largest shareholder, and drew from both a $150.0 million revolving credit bridge facility agreement dated September 29, 2008 between Misys and HSBC Bank plc, The Governor and Company of the Bank of Ireland and The Royal Bank of Scotland plc (the “Multicurrency Revolving Credit Agreement”) and a $175.0 million bridge facility agreement dated September 29, 2008 between Misys and a subsidiary of Value Act Capital (the “Senior Subordinated Credit Agreement”). The Multicurrency Revolving Credit Agreement and the Senior Subordinated Credit Agreement are attached to the Original Filing as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein.
ITEM 4. PURPOSE OF TRANSACTION
     As of the date of this Amendment, the current Misys nominees to the Company’s Board of Directors are: Mike Lawrie, Dominic Cadbury, Corey A. Eaves, John King, Kelly J. Barlow, and Stephen D. Wilson.
     On November 30, 2009, Stephen D. Wilson was appointed to the Board of Directors of the Company.
     On February 10, 2009, the Company entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”), with Misys, MPL, and MPUSH. Pursuant to the Stock Repurchase Agreement, and during the two-year term of the Company’s previously announced Market Purchase Program (as such term is defined in the Stock Repurchase Agreement), the Company has agreed to purchase from Misys, and Misys has agreed to sell to the Company, the number of shares of the Company’s common stock needed to keep Misys’ ownership percentage in the Company unaffected by the open market repurchases being made by the Company. The repurchase price for any shares acquired pursuant to the Stock Repurchase Agreement is determined as the weighted average purchase price paid by the Company for all other shares acquired in the open market program. This summary of the Stock Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached to the First Amendment as Exhibit 99.7 and incorporated by reference herein. As of the date of this Amendment, as part of the Stock Repurchase Agreement and to maintain Misys’ ownership level of the Company’s common stock, the Company has repurchased and cancelled 3,074,506 shares of common stock from Misys at an average price (excluding commissions) of $9.49 per share for an aggregate purchase price of $29,188155.
     On January 8, 2009, Jim Malone, a Misys nominee, resigned from the Board of Directors of the Company.
     Misys, through its wholly owned subsidiaries MPUSH and MPL, acquired the Shares on October 10, 2008 with the purpose of controlling the Company and realizing an economic benefit from increased value to be created by synergies between MHS and the Company. The Misys Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations such as the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on their evaluation of various factors, including those indicated above, the Misys Reporting Persons may take such actions with respect to their investment as they deem appropriate in light of circumstances existing from time to time, including any one or more of the actions listed in clauses (a)-(j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) Misys is the indirect beneficial owner of 79,811,511 shares of the common stock of the Company, representing 54.7% of the outstanding shares of common stock of the Company. MPUSH is the direct beneficial owner of 61,308,295 shares of the common stock of the Company, representing 42.0% of the outstanding shares of common stock of the Company. MPL is the direct beneficial owner of 18,503,216 shares of the common stock of the Company, representing 12.7% of the outstanding shares of common stock of the Company. The aforementioned percentages of Shares and other percentages disclosed herein are calculated based on 145,974,056 shares of common stock of the Company that were issued and outstanding on January 8, 2010 as reported in the Company’s report on Form 10-Q filed with the SEC on January 11, 2010, which represents the most recent public filing containing such information.
     (b) In accordance with Item 5(a) above, Misys, as the parent entity of its indirect wholly owned subsidiaries, MPUSH and MPL, has shared power to direct the disposition of the MPUSH Shares and the MPL Shares. MPUSH has shared power to dispose of the MPUSH Shares. MPL has shared power to dispose of the MPL Shares.
     (c) Other than as described in Item 4 above, no person named in response to paragraph (a) has effected any transaction in connection with the common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Misys is party to the (i) Relationship Agreement, dated as of March 17, 2008, by and between Misys and the Company (the “Relationship Agreement”), (ii) the First Amendment to the Relationship Agreement, dated as of August 14, 2008, by and between Misys and the Company (the “First Amendment to the Relationship Agreement”), and (iii) the Second Amendment to the Relationship Agreement, dated as of January 5, 2009, by and between Misys and the Company (the “Second Amendment to the Relationship Agreement”), which, among other things, govern the ability of Misys to purchase and sell shares of common stock of the Company. The Relationship Agreement and the First Amendment to the Relationship Agreement are attached to the Original Filing as Exhibits 99.5 and 99.6, respectively, and incorporated by reference herein. The Second Amendment to the Relationship Agreement is attached as Exhibit 10.1 to the Form 10-Q filed with the SEC on January 9, 2009 and incorporated by reference herein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 24, 2010

MISYS PLC
By:	/s/ Thomas E. Kilroy
	Name:	Thomas E. Kilroy
	Title:	Executive Vice President, General Counsel and Company Secretary

MISYS PATRIOT US HOLDINGS LLC
By:	/s/ Darryl Smith
	Name:	Darryl Smith
	Title:	Authorized signatory

MISYS PATRIOT LTD.
By:	/s/ Sarah E. H. Brain
	Name:	Sarah E. H. Brain
	Title:	Authorized signatory